EXHIBIT 99.1

Hawk Announces Full Year and Fourth Quarter 2004 Results

•	Net Sales increase 19% in 2004
•	Full year income from operations up 59%

CLEVELAND, Ohio – February 23, 2005 – Hawk Corporation (AMEX:HWK) announced today that for the year ended December 31, 2004, it had net sales of $241.2 million, an increase of $38.6 million or 19.1%, from $202.6 million in the comparable prior year. Income from operations for the 2004 full year period increased $6.4 million, or 58.7%, to $17.3 million from $10.9 million in the comparable prior year period even after several specifically identifiable factors including $1.1 million of costs relating to a move of its friction products manufacturing facility to Oklahoma as well as increases in its basic raw materials costs. Despite these factors, operating margin, expressed as income from operations as a percent of net sales, increased to 7.2% for the full year 2004 compared to 5.4% in the comparable prior year period.

Net sales for the fourth quarter of 2004 increased by $10.7 million, or 22.5%, to $58.2 million from $47.5 million in the comparable prior year period. Increases were posted in each of the Company’s business segments, with sales increases of 26.5% in the friction products segment, 17.0% in the precision components segment and 13.0% in the performance racing segment. The effect of foreign currency exchange rates accounted for 2.1% of the 22.5% net sales increase during the quarter.

Throughout 2004, the Company’s net sales benefited from new business awards and improved economic conditions in most of the Company’s end markets, particularly in construction, agriculture, heavy truck, specialty friction, fluid power and aerospace.

Income from operations in the fourth quarter of 2004 increased $2.2 million to $1.5 million compared to an operating loss of $0.7 million in the comparable prior period. As a percentage of net sales, the Company’s operating margin increased to 2.6% in the fourth quarter of 2004 compared to an operating margin loss of 1.5% in the comparable quarter of 2003. The improved operating leverage was primarily the result of increased sales volumes and continued implementation of lean manufacturing and cost reduction programs throughout the organization. This improvement occurred despite surcharges and price increases on raw materials, product mix, increased labor and incentive compensation costs and restructuring charges of $0.6 million during the fourth quarter of 2004 relating to the Company’s new facility in Oklahoma. Although the Company passed on surcharges and increases in raw material costs to its customers, a lag in the process negatively impacted the results in the fourth quarter of 2004. In the fourth quarter of 2003, the Company recorded a $1.9 million pension curtailment charge related to the closing of its Ohio friction products manufacturing facility, which did not recur in the fourth quarter of 2004.

The Company reported income from continuing operations, after income taxes, of $1.5 million, or $0.15 per diluted share, for the year ended December 31, 2004 compared to a loss from continuing operations, after income taxes, of $0.4 million, or a loss of $0.07 per diluted share in the comparable prior year period. The reported income from continuing operations, after income taxes of $0.15 per diluted share includes exchange offer costs of $2.4 million ($1.6 million, net of tax), or $0.18 per diluted share, relating to the Company’s debt refinancing in November 2004 in addition to $1.1 million ($0.7 million, net of tax), or $0.08 per diluted share, relating to the move of its friction products manufacturing facility.

During the fourth quarter of 2004, including costs associated with the Company’s debt refinancing of $2.4 million ($1.6 million, net of tax), or $0.18 per diluted share and restructuring charges related to the Company’s new Oklahoma facility of $0.6 million ($0.4 million, net of tax), or $0.05 per diluted share, Hawk reported a loss from continuing operations, after income taxes, of $2.8 million or $0.32 per diluted share in the fourth quarter of 2004 compared to a loss of $2.2 million or $0.26 per diluted share in the comparable prior year period.

The fourth quarter 2004 results were additionally impacted by a change in the Company’s full year effective tax rate to 66.1%. This rate is substantially higher than the 42.9% used by the Company to compute its estimated full year effective tax rate as of September 30, 2004. This increase in the full year effective tax rate was substantially driven by the impact of tax rate differences on the foreign income and domestic losses incurred by the Company in the fourth quarter 2004 as well as the inability of the Company to utilize certain tax credits during the quarter.

Ronald E. Weinberg, Hawk’s Chairman and CEO, said, “I am pleased that Hawk demonstrated substantially improved results in 2004 compared to 2003 despite the special events during the year that detracted from our earnings. An analysis of the underlying improvements in the business, without regard to the special charges of 2004, suggests strong fundamentals in our core business units. Our end markets remain robust, we continue to gain market share with the introduction of new products and we are actively pursuing sales through direct aftermarket sales opportunities.”

Business Segment Results

Net sales in the friction products segment for the year ended December 31, 2004 increased $26.7 million, or 22.0%, to $148.3 million from $121.6 million in the comparable prior year period. In the fourth quarter net sales increased $7.6 million or 26.5%, to $36.3 million in 2004 from $28.7 million in the comparable prior year period. Primary drivers of the sales increase were market share gains in the construction market, improved economic conditions in the Company’s construction, agriculture, truck and aerospace markets, increased sales to the aftermarket and fleet market, and to a lesser extent, favorable foreign currency exchange rates. The Company serves the aftermarket through two types of channels, via its original equipment manufacturers and through direct aftermarket distribution channels. For the year ended December 31, 2004, direct aftermarket sales increased 19.0% over comparable prior year levels. The effect of foreign currency exchange rates on net sales accounted for 3.4% of the 26.5% net sales increase during the quarter. Net sales at the Company’s Italian facility, on a local currency basis, increased 13.6% in the fourth quarter of 2004 compared to the same period in 2003 as a result of market share gains, economic improvement and new product introductions in the period. For the year ended December 31, 2004, net sales, on a local currency basis, increased 15.8% compared to the same period in 2003.

For the year ended December 31, 2004, income from operations increased $4.8 million, or 57.8%, to $13.1 million from $8.3 million in the comparable prior year period. As a percentage of net sales, the segment’s operating margin improved to 8.8% for the year ended December 31, 2004 from 6.8% in the comparable prior year period.

Income from operations in the friction products segment during the fourth quarter of 2004 increased to $1.2 million compared to a loss from operations of $0.9 million in the prior year period. The increase was the result of improved sales volumes in all of the markets served by the segment which provided a higher absorption of fixed manufacturing costs and the continued implementation of cost reduction programs. The change in operating income was also favorably impacted by a non-cash charge of $1.9 million taken by the Company in the fourth quarter of 2003 related to the curtailment of a pension plan associated with the closure of its Brook Park, Ohio friction facility which was not repeated in 2004. The gains were partially offset by product mix, increased operating costs to support the higher sales activity, increased labor and incentive compensation costs, and restructuring charges of $0.6 million related to the plant relocation. As a percentage of net sales, the segment’s operating margin improved to 3.3% during the fourth quarter of 2004 compared to an operating margin loss of 3.1% in the comparable period of 2003.

In the Company’s precision components segment, net sales for the year ended December 31, 2004, were up $10.5 million, or 15.4%, to $78.6 million from $68.1 million in the comparable prior year period. In the fourth quarter of 2004, net sales increased 17.0% to $19.3 million from $16.5 million in the comparable prior year period. The increase during the quarter was driven by the continued improvements in the industrial markets served by this segment. The segment experienced increases in its fluid power, appliance, truck and power tool and the lawn and garden markets during the quarter.

For the year ended December 31, 2004, income from operations in the precision components segment increased 52.2% to $3.5 million from $2.3 million in the comparable prior year period. As a percentage of net sales, the segment’s operating margin improved to 4.5% for the year ended December 31, 2004 from 3.4% in the comparable prior year period.

Income from operations in the precision components segment in the fourth quarter of 2004 was $0.6 million, flat compared to the comparable quarter of 2003. These results give effect to significant increases in raw material costs which negatively impacted the operating results of this segment in the fourth quarter of 2004. A significant amount of these raw material price increases have been strategically passed on to the segment’s customers. However, the timing of these price increases lagged the rate at which they were incurred by the Company. As a percentage of net sales, the segment’s operating margin declined slightly to 3.1% in the fourth quarter of 2004 compared to 3.6% for the comparable period of 2003.

In the Company’s performance racing segment, net sales for the year ended December 31, 2004 increased 10.9% to $14.3 million from $12.9 million in the prior year. In the fourth quarter of 2004, net sales increased 13.0%, to $2.6 million from $2.3 million in the comparable prior year period. The increase in net sales was primarily the result of the introduction of new products during the quarter.

For the year ended December 31, 2004, income from operations in the performance racing segment increased 133.3% to $0.7 million compared to $0.3 million in the comparable prior year period. Loss from operations in the performance racing segment improved to $0.2 million in the fourth quarter of 2004 compared to a loss from operations of $0.4 million in the comparable prior year period.

Working Capital and Liquidity

As of December 31, 2004 working capital increased by $40.1 million from December 31, 2003 levels, or $16.0 million, excluding the Company’s $24.1 million bank facility, which was included in current liabilities as of December 31, 2003. The increase was largely the result of growth in the Company’s accounts receivable levels as a result of the higher sales volumes and expanded inventory levels to support the increased production volumes, the move to the Company’s new facility in Oklahoma and cash outlays associated with the Company’s exchange offer.

On November 1, 2004, the Company entered into a Credit and Security Agreement with KeyBank National Association, as a replacement for its then existing bank facility. The new credit facility has a maximum revolving credit commitment of $30.0 million, including a $5.0 million letter of credit subfacility. Also on November 1, 2004, the Company issued $110.0 million 8 3/4% Senior Notes due November 2014. The proceeds of these financings were used to repay the Company’s existing senior notes, repay the outstanding amounts under its existing bank facility, pay fees and expenses associated with the transactions, as well as to provide for general corporate purposes. Total debt outstanding increased $18.0 million, to $113.0 million at December 31, 2004, compared to $95.0 million at December 31, 2003. The increase was primarily to support the growth of the Company’s working capital assets as well as capital expenditures during the period. In connection with the November 2004 refinancing, the Company took a $2.4 million charge ($1.6 million net of tax), or $0.18 per diluted share, relating primarily to the write-off of deferred financing charges and consent payments and fees associated with the retired financial instruments.

Business Outlook

The Company anticipates that many of its major markets will continue to show signs of strength in 2005 as the economy continues to improve, such as the construction market which the Company expects to grow approximately 20% over 2004 levels, the truck market which the Company expects to increase approximately 17% and the Company’s performance brake market which Hawk believes will outpace its 2004 record sales level by expanding an additional 30% in 2005. The Company believes that after several years of tremendous growth in the agriculture market, sales will be flat to slightly down in 2005, and the aerospace market will be flat to slightly up in 2005 after a 7% sales growth in 2004.

In both the friction products and precision components segments a portion of the net sales increase in 2004 compared to 2003 was derived from new business awards either relating to new applications or new materials or processes that the Company developed. The Company believes it will be successful with new business in both areas in 2005, furthering its expansion into new markets and applications.

As a result of Hawk’s current view of the markets it serves, and the anticipated continued success in winning new business, the Company expects full year 2005 revenues to increase between 10% and 12% compared to 2004 levels. The expectation for first quarter of 2005 revenue growth is an increase of 13% to 15% over the comparable quarter of 2004.

During 2005, the Company expects to substantially complete the relocation into its newly constructed manufacturing facility in Oklahoma, and reaffirms its previously disclosed range of costs to complete this relocation project at $4.0 million to $4.5 million before taxes in 2005. On an after tax basis, the Company expects that this will impact earnings per diluted share results by between $0.30 and $0.33 for 2005. The Company expects first quarter 2005 costs associated with this project to be approximately $0.6 million to $0.8 million.

After giving effect to the charges related to the relocation of the new manufacturing facility income from operations is expected to increase by 7% to 9% for the full year 2005 when compared to 2004. For the first quarter of 2005, income from operations is expected to increase between 5% and 7% compared to the first quarter of 2004.

The Company’s effective tax rate will continue to be impacted in 2005 primarily by differences in the Company’s foreign and domestic income levels. The Company anticipates that its effective tax rate on continuing operations will be in the range of 48% to 53% for the full year 2005.

“Despite the noise in our financial results created by the costs associated with completing our move to our new world class facility in Oklahoma and the volatility in our effective tax rate, we are confident that 2005 will be a strong year for Hawk.” stated Mr. Weinberg. “We are aggressively taking market share, benefiting from the improving economy, and taking full advantage of the technology and global investments we have made in past few years. It is our expectation that despite the $0.30 to $0.33 after tax charge per diluted share related to the Company’s relocation project, Hawk will report 2005 earnings in a range of $0.35 to $0.40 per diluted share.”

The Company
Hawk Corporation is a leading worldwide supplier of highly engineered products. Its friction products group is a leading supplier of friction materials for brakes, clutches and transmissions used in airplanes, trucks, construction equipment, farm equipment, recreational and performance automotive vehicles. Through its precision components group, the Company is a leading supplier of powder metal and metal injected molded components used in industrial, consumer and other applications, such as pumps, motors and transmissions, lawn and garden equipment, appliances, small hand tools, trucks and telecommunications equipment. The Company’s performance racing group manufactures clutches and gearboxes for motorsport applications and performance automotive markets. Headquartered in Cleveland, Ohio, Hawk has approximately 1,600 employees at 17 manufacturing, research, sales and administrative sites in 5 countries.

Forward-Looking Statements
This press release includes forward-looking statements concerning sales, market share, foreign operations, working capital and other statements that involve risks and uncertainties. These forward-looking statements are based upon management’s expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company and which could cause actual results to differ materially from such statements. These risks and uncertainties include, but are not limited to: the ability of the Company to meet the terms of its credit facilities, including the numerous financial covenants and other restrictions; the effect of the Company’s debt service requirements on funds available for operations and future business opportunities and the Company’s vulnerability to adverse general economic and industry conditions and competition; the Company’s ability to effectively utilize all of its manufacturing capacity as the industrial and commercial end-markets it serves improve; the timely completion of the construction of the new facility in the Company’s friction products segment; the ability to hire and train qualified people at the new facility; the ability to transfer production to the new facility and commence production at the new facility without causing customer delays or dissatisfaction; the ability to achieve the projected cost savings at the new facility, including whether the cost savings can be achieved in a timely manner; higher than anticipated costs related to the relocation of the friction products segment facility and the sale of the Company’s motor segment; whether or not the Company’s motor segment will be sold and if sold whether the sale can take place in the time or at the price projected by the Company; the impact on the Company’s gross profit margins as a result of changes in product mix; the ability of the Company to begin generating profits from its facilities in China and to turn a profit at its start-up metal injection molding operation; the effect of the transfer of manufacturing to China and other lower wage locations by other manufacturers who compete with the Company; the effect on the Company’s international operations of unexpected changes in legal and regulatory requirements, export restrictions, currency controls, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political and economic instability, difficulty in accounts receivable collection and potentially adverse tax consequences; the effect of foreign currency exchange rates as the Company’s non-U.S. sales continue to increase; the ability of the Company to successfully negotiate new agreements, as they expire, with its unions representing certain of its employees, on terms favorable to the Company without experiencing work stoppages; the effect of any interruption in the Company’s supply of raw materials or a substantial increase in the price of raw materials; the continuity of business relationships with major customers; and the ability of the Company’s aircraft component products to meet stringent Federal Aviation Administration criteria and testing requirements.

Actual results and events may differ significantly from those projected in the forward-looking statements. Reference is made to Hawk’s filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2003, its quarterly reports on Form 10-Q, and other periodic filings, for a description of the foregoing and other factors that could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Conference Call
A live Internet broadcast of the Company’s conference call discussing quarterly and full year 2004 results can be accessed via the investor relations page on Hawk Corporation’s web site (www.hawkcorp.com) on Wednesday, February 23, 2005 at 11:00 a.m. Eastern time. An archive of the call will be available shortly after the end of the conference call on the investor relations page of the Company’s web site.

Contact Information
Ronald E. Weinberg, Chairman, CEO and President
(216) 861-3553
Thomas A. Gilbride, Vice President — Finance
(216) 861-3553

Investor Relations Contact Information
John Baldissera, BPC Financial Marketing
(800) 368-1217

Hawk Corporation is online at: www.hawkcorp.com/

HAWK CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(In thousands, except per share data)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
Net sales	$241,188	$202,551	$58,150	$47,536
Cost of sales	184,662	155,182	46,748	37,588

Gross profit	56,526	47,369	11,402	9,948
Selling, technical and administrative expenses	37,405	33,731	9,092	8,549
Restructuring charges	1,117		610
Pension curtailment charge		1,920		1,920
Amortization of intangibles	734	800	184	217

Total expenses	39,256	36,451	9,886	10,686
Income (loss) from operations	17,270	10,918	1,516	(738)
Interest expense	(10,265)	(10,752)	(2,578)	(2,669)
Interest income	54	57	21	15
Exchange offer costs	(2,431)		(2,431)
Other (expense) income, net	(244)	183	376	66

Income (loss) from continuing operations before income taxes	4,384	406	(3,096)	(3,326)
Income tax (benefit) provision	2,899	855	(308)	(1,144)

Income (loss) from continuing operations, after income taxes	1,485	(499)	(2,788)	(2,182)
(Loss) income from discontinued operations, net of tax	(344)	(4,973)	71	(3,911)

Net income (loss)	$1,141	$(5,422)	$(2,717)	$(6,093)

Diluted earnings (loss) per share:
Earnings (loss) from continuing operations	$.15	$(.07)	$(.32)	$(.26)
Discontinued operations, net of tax	(.04)	(.58)	.01	(.45)

Net earnings (loss) per diluted share	$.11	$(.65)	$(.31)	$(.71)

Diluted weighted average shares outstanding	8,972	8,571	8,762	8,578

	Year Ended		Three Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
Other data:
Depreciation and amortization
Continuing operations	$10,793	$10,873	$2,749	$2,811
Segment data:
Net sales
Friction products	$148,242	$121,569	$36,249	$28,719
Precision components	78,629	68,123	19,288	16,482
Performance racing	14,317	12,859	2,613	2,335

Total	$241,188	$202,551	$58,150	$47,536
Gross profit
Friction products	$36,483	$29,510	$7,311	$5,856
Precision components	16,605	14,458	3,729	3,776
Performance racing	3,438	3,401	362	316

Total	$56,526	$47,369	$11,402	$9,948
Income (loss) from operations:
Friction products	$13,051	$8,284	$1,107	$(955)
Precision components	3,508	2,254	649	604
Performance racing	711	380	(240)	(387)

Total	$17,270	$10,918	$1,516	$(738)

HAWK CORPORATION
CONSOLIDATED BALANCE SHEET (Unaudited)
(in thousands)

	December 31,	December 31,
	2004	2003
ASSETS
Current assets
Cash and cash equivalents	$6,785	$3,365
Accounts receivable	39,044	32,272
Inventories	41,550	35,424
Taxes receivable	373	521
Deferred tax asset	7,417	3,551
Other current assets	3,460	4,032
Assets of discontinued operations	4,499	4,302

Total current assets	103,128	83,467
Property, plant and equipment, net	70,028	63,136
Goodwill	32,495	32,495
Other intangible assets	9,170	9,904
Other assets	5,030	4,547

Total assets	$219,851	$193,549

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$25,554	$21,569
Other accrued expenses	18,052	18,185
Short-term debt	980	1,326
Bank facility		24,059
Current portion of long-term debt	639	1,148
Liabilities of discontinued operations	4,297	3,652

Total current liabilities	49,522	69,939
Long-term debt	111,402	68,443
Deferred income taxes	6,465	4,360
Other	7,795	9,102
Shareholders’ equity	44,667	41,705

Total liabilities and shareholders’ equity	$219,851	$193,549

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